UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-39950

Evaxion Biotech A/S

(Exact Name of Registrant as Specified in Its Charter)

Dr. Neergaards Vej 5f

DK-2970 Hoersholm

Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference in Evaxion Biotech A/S’s registration statements on Form S-8 (File No. 333-255064), on Form F-3 (File No. 333-265132), on Form F-1, as amended (File No. 333-266050), Form F-1 (File No. 333-276505), Form F-1 (File No. 333-279153), and Form F-1 (File No. 333-283304), including any prospectuses forming a part of such registration statements and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Amendment to Articles of Association

Evaxion Biotech A/S (the “Company”) registered share capital increases in aggregate nominal DKK 8,510,000 ordinary shares with the Danish Business Authority, with effective dates January 7 and January 15, 2025, corresponding to an aggregate increase in the Company’s share capital to nominal DKK 78,640,556, in connection with the exercise of pre-funded warrants conferring the right to subscribe at an exercise price of $1.4537 per ADS with the terms set forth in detail on appendix 7 of the Articles of Association. There are no remaining prefunded warrants issued under Appendix 7.

The Company’s Articles of Association were amended as of January 7 and January 15, 2025, to reflect this capital increase and are attached hereto as Exhibit 1.1.

Extraordinary General Meeting - Resolutions passed at the Extraordinary General Meeting

On January 17, 2025, at 3:00 p.m. (CEST), the Company held an Extraordinary General Meeting (sometimes referred to herein as the “General Meeting”), at the Company’s registered offices located at Dr Neergaards Vej 5F, 2970 Hørsholm, Denmark, at which 15,308,584 ordinary shares of the Company representing in total 20.1% of the ordinary shares outstanding as of the date of the General Meeting were voted at the meeting. The final results of each of the agenda items submitted to a vote of the shareholders are as follows:

Agenda Item 1: Election of the chairman of the meeting

Attorney-at-law Lars Lüthjohan was elected as chairman of the meeting with the required majority.

The chairman informed the shareholders that due to increases in the share capital in the period from the date of the notice (20 December 2024) and date of the General Meeting the board of directors had made a mathematical adjustment to their proposal under item 2 on the agenda of reducing the share capital to ¼ of the existing share capital as of the date of this General Meeting to cover loss opposed to ¼ of the share capital as of the date of the notice.

The chairman informed the shareholders that in the notice the board of directors had proposed that the share capital was reduced from nominal DKK 58,660,556 to nominal DKK 14,665,139 to cover loss equivalent to a reduction to ¼ of the share capital at the time of the notice.

In the period from the date of the notice and until the holding of the general meeting the share capital had been increased to nominal DKK 78,640,556.

The reduction to ¼ of the Company’s current share capital as adjusted by the board of directors is proportionally equivalent to the reduction proposed by the board of directors under item 2 on the agenda in the notice and therefore all shareholders will be treated equally and for the benefit of the Company.

The Company’s share capital is consequently reduced by nominal DKK 58,980,417 from nominal DKK 78,640,556 to nominal DKK 19,660,139 (equivalent to ¼ of the Company’s current share capital) to cover loss.

The chairman noted that the adjustment reflects the intention and purpose of the original proposal in the light of the applicable share capital and furthermore that all shareholders are treated equally. Therefore all votes (including votes by correspondence) in favor of the original proposal will be counted as votes for the proposal as adjusted.

Agenda Item 2: Resolution to reduce the share capital and reduction of the nominal value of the shares

The chairman noted that the following documents have been made available to the shareholders on the Company’s website in accordance with the requirements of the Danish Companies Act:

1.	the latest approved annual report;

2.	a report by the Company's board of directors including information on events of major importance to the Company's position that have occurred after the presentation of the annual report, and

3.	a declaration by the Company's auditor about the report by the board of directors

The board of directors proposed to reduce the Company’s share capital by nominal DKK 58,980,417 from nominal DKK 78,640,556 to nominal DKK 19,660,139 (equivalent to ¼ of the Company’s current share capital) to cover loss.

Furthermore, the board of directors proposed reducing the nominal value of the shares from nominal DKK 1 per share to nominal DKK 0.25 per share.

The board of directors specifically proposed that the existing article 2.1 was amended as follows:

“The share capital is nominal DKK 19,660,139 divided into 78,640,556 shares of nominal DKK

0.25 each or any multiples hereof.”

The chairman informed the shareholders that issued warrants will be adjusted by the board of directors pursuant to applicable adjustment clauses to reflect the changes to the share capital and that no amendments will be made to existing authorisations to the board of directors to issue shares, convertible bonds and/or warrants.

The General Meeting adopted the proposal to reduce the share capital and to reduce the nominal value of the shares in accordance with the proposal, as adjusted, made by the board of directors as stated above with the required majority.

Agenda Item 3: Proposal to authorize the chairman of the meeting

The board of directors proposed to authorize the chairman of the meeting (with a right of substitution) on behalf of the Company to apply the Danish Business Authority for registration of the resolutions passed by the General Meeting and in this connection to make any such amendments to the documents prepared for such resolutions that may be required for registration with the Danish Business Authority.

The proposal was adopted by the General Meeting with the required majority.

The Company’s Articles of Association were amended to reflect the above issuances of the Company’s ordinary shares and the amendments referred to above. The Company’s Articles of Association as so amended are attached hereto as Exhibit 1.1.

Exhibits

Exhibit
No.	Description
1.1	Articles of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Evaxion Biotech A/S

Date: January 21, 2025	By:	/s/ Christian Kanstrup
Christian Kanstrup Chief Executive Officer